Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Company		Predecessor
	Year Ended December 31,	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2008	2007(3)	2007	2006	2005(4)	2004(5)
	(in 000’s, except ratio amounts)

Pre-tax income (loss) from continuing operations	$(39,466)	$(102,002)	$(62,518)	$49,310	$214	$23,335

Income from equity investees	1,383	887	—	—	—	—
Fixed charges	93,507	80,929	5,819	55,842	54,769	55,242
Amortization of capitalized interest	—	—	7	24	—	—
Capitalized interest	—	—	—	(515)	(312)	—

Total earnings	$52,658	$(21,960)	$(56,692)	$105,691	$55,295	$78,577

Interest expense(1)	$12,999	$15,420	$5,345	$49,637	$49,097	$48,080
Estimated interest within rent expense(2)	80,508	65,509	474	5,690	5,360	7,162
Capitalized interest	—	—	—	515	312	—

Total fixed charges	$93,507	$80,929	$5,819	$55,842	$54,769	$55,242

Ratio of earnings to fixed charges	—	—	—	1.89	1.01	1.42

Deficiency of earnings available to cover fixed charges	$(40,849)	$(102,889)	$(62,511)	$—	$—	$—

(1)	Includes interest expense and amortization of premiums, discounts and capitalized expenses related to indebtedness.

(2)	Estimated interest within rent expense includes one-third of rental expense, which approximates the interest component of operating leases.

(3)	Includes the operating results of Petro Stopping Centers, L.P. since our acquisition of Petro Stopping Centers, L.P., which was completed on May 30, 2007.

(4)	In connection with a refinancing our predecessor completed during 2005, our predecessor recognized expenses of $39.6 million.

(5)	Includes the operating results of 11 sites our predecessor acquired on December 1, 2004, beginning on the acquisition date.